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Exhibit 12.1

Worldspan, L.P.
Earnings to Fixed Charges Ratio Calculation

	Predecessor Basis		Successor Basis
	Year Ended 12/31/2002	Six Months Ended 6/30/2003	Six Months Ended 12/31/2003	Year Ended 12/31/2004
Fixed Charges:
Interest Expense	$5,481	$2,756	$20,891	$40,878
Rental Expense (20% of Actual)	3,635	1,666	1,804	3,100

Total Fixed Charges	9,116	4,422	22,695	43,978
Earnings:
Income before provision for income taxes and equity in (loss) gain of investees	106,009	28,428	(14,668)	44,910
Fixed Charges	9,116	4,422	22,695	43,978

Total Earnings	115,125	32,850	8,027	88,888
Earnings to Fixed Charges	12.6	7.4	0.4	2.0

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Worldspan, L.P. Earnings to Fixed Charges Ratio Calculation